August 7, 2019

Brandon Stump
Chief Executive Officer
Charlie's Holdings, Inc.
1007 Brioso Drive
Costa Mesa, CA 92627

       Re: Charlie's Holdings, Inc.
           Registration Statement on Form S-1
           Filed July 11, 2019
           File No. 333-232596

Dear Mr. Stump:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed July 11, 2019

Cover Page

1. Please indicate that the selling shareholders will sell at a fixed price per share or a bona fide price range, while your stock is traded on the OTC Pink Marketplace. Please revise throughout.
Recent Developments
The Share Exchange, page 4

2. Please refer to the fourth paragraph in this section. We note the disclosure that the outstanding share amount assumes the Articles of Incorporation are amended to effect the increase in the number of authorized shares. We note however that the "Description of
       Capital Stock," at page 82 discloses that the Company's authorized capital stock currently
 Brandon Stump
FirstName LastNameBrandon Stump
Charlie's Holdings, Inc.
Comapany2019
August 7, NameCharlie's Holdings, Inc.
August 7, 2019 Page 2
Page 2
FirstName LastName
         consists of 50 billion. Please revise for consistency, or advise. Risk Factors
We rely on contractual arrangements with Don Polly, page 10

3. We note the disclosure that you rely on contractual arrangements with Don Polly, a consolidated variable interest entity, for your CBD-related operations. Please file the relevant contracts for these contractual arrangements as exhibits to this filing, or advise.
Possible yet unanticipated changes in federal and state law, page 13

4. We note you indicate many states have adopted laws and regulations that allow for the production of hemp and hemp derived products within their territories. Please clarify the number of states that do not allow for the sale of your vapor products containing hemp-
         derived CBD, if applicable.
Recent Developments
Share Exchange, page 28

5. We note the disclosure that the primary business operations of the Company following the share exchange consisted of those of Charlie's, and more recently Don Polly. Please briefly expand to explain how Don Polly became part of your business operations recently.
Manufacturing and Distribution, page 31

6. We note your disclosure that you work with manufacturing partners and distributors.
         Please file any material contracts related to manufacturing and distributing, or advise.
Selling stockholders, page 71

7. Please briefly discuss here the transactions from which the selling shareholders acquired their shares.
Signatures, page 87

8. Please also include the signature of your controller or principal accounting officer, in the second signature block.
General

9. Please revise your prospectus summary to further describe your capital structure. For example please explain the conversion mechanism of your Series A Convertible Preferred
         Stock, the number of votes per share for that class of securities, the number of shares of voting common stock represented by that class of securities on an as converted basis, and what percentage of votes that may be cast this represents. Additionally add a separate risk factor discussing these matters.
 Brandon Stump
Charlie's Holdings, Inc.
August 7, 2019
Page 3
10. We note the statements on pages 4 and 9 that Brandon Stump and Ryan Stump currently own "in excess of 50%" of your issued and outstanding voting securities. Please revise these statements to disclose the actual voting percentage.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Effie Simpson at 202-551-3346 or Theresa Brillant at 202-551-3307 if
you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or John Dana Brown at 202-551-3859 with any other questions.



FirstName LastNameBrandon Stump                             Sincerely,
Comapany NameCharlie's Holdings, Inc.
                                                            Division of
Corporation Finance
August 7, 2019 Page 3                                       Office of
Transportation and Leisure
FirstName LastName